UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR § 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-03213				June 30, 2016
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Nationwide Variable Insurance Trust
4. Address of principal executive office (number, street, city, state, zip code):

1000 Continental Drive, Suite 400, King of Prussia, Pennsylvania 19406

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of the NVIT Multi-Manager Small Cap Value Fund and NVIT Multi-Manager International Value Fund

We have examined management’s assertion, included in the accompanying Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the NVIT Multi-Manager Small Cap Value Fund and the NVIT Multi-Manager International Value Fund (two series of Nationwide Variable Insurance Trust, collectively referred to herein as the “ Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of June 30, 2016. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2016, and with respect to agreement of security purchases and sales, for the period from December 31, 2015 (the date of our last examination), through June 30, 2016:

•	Reconciliation of all securities managed by JPMorgan Investment Management, Inc. (“JPMorgan”) shown on the books and records of the Funds to the statements from J.P. Morgan Chase Bank, N.A. (the “Custodian”);

•	Confirmation of all securities of the Funds managed by JPMorgan held at the Depository Trust Company in book entry form and reperformed reconciliation procedures performed by the Custodian at an omnibus level between the depositories and the books and records of the Custodian;

•	Confirmation of selected security positions managed by JPMorgan held by the Custodian at foreign sub-custodians and reperformed reconciliation procedures performed by the Custodian at an omnibus level between the foreign sub-custodians and the books and records of the Custodian;

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

•	Inspection of subsequent cash statements evidencing settlement of all open trades of the Funds managed by JPMorgan;

•	Agreement of 16 security purchases and 16 security sales or maturities since our last report from the books and records of the NVIT Multi-Manager Small Cap Value Fund to related trade tickets, and agreement of 16 security purchases and 16 security sales or maturities since our last report from the books and records of the NVIT Multi-Manager International Value Fund to the related trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2016 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PricewaterhouseCoopers LLP

Philadelphia, PA

October 28, 2016

October 28, 2016

PricewaterhouseCoopers LLP

Two Commerce Square, Suite 1800

2001 Market Street

Philadelphia, PA 19103

We are providing this letter in connection with your examination of the NVIT Multi-Manager Small Cap Value Fund and the NVIT Multi-Manager International Value Fund’s (two series of Nationwide Variable Insurance Trust, collectively referred to herein as the “ Funds”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of June 30, 2016, and from December 31, 2015 (the date of your last examination) through June 30, 2016, for the purpose of expressing an opinion as to whether the Funds complied in all material respects, with the aforementioned requirements.

We are responsible for the Funds’ compliance with those requirements.

We confirm, to the best of our knowledge and belief, as of October 28, 2016, the date of your report, the following representations made to you during your engagement:

1.	We have made available to you all significant information that we believe is relevant to the subject matter of assertion, including, if applicable, information about actions taken at meetings of the board of trustees and committees of the board of trustees.

2.	We as members of management of the Funds, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Act. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2016, and from December 31, 2015 through June 30, 2016. Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of June 30, 2016, and from December 31, 2015 through June 30, 2016, with respect to securities reflected in the investment account of the Funds.

3.	We are responsible for the completeness and accuracy of the information supplied to you.

4.	There are no known matters contradicting the subject matter of the assertion.

5.	There are no compliance requirements needing clarification that required our interpretation.

6.	There are no known communications from regulatory agencies, internal auditors, clients, and any other parties concerning possible noncompliance with the specified requirements.

7.	We have no knowledge of any allegations of fraud or suspected fraud affecting the Funds, applicable assertions, or related parties.

8.	We are not aware of any instances of known noncompliance.

To the best of our knowledge and belief, no events have occurred subsequent to June 30, 2016, and through the date of this letter that affect compliance including, but not limited to, known instances of noncompliance and communications received concerning possible noncompliance.

NVIT Multi-Manager Small Cap Value Fund and NVIT Multi-Manager International Value Fund

By:

/s/ Michael S. Spangler
Michael S. Spangler, Principal Executive Officer

/s/ Joseph A. Finelli
Joseph A. Finelli, Treasurer and Principal Financial Officer

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